SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29589]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

February 25, 2011

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of February 2011. A copy of each application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on March 22, 2011, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-4041.

Cohen & Steers Advantage Income Realty Fund, Inc. [File No. 811-9993]
Cohen & Steers Premium Income Realty Fund, Inc. [File No. 811-21074]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. By July 24, 2009, each applicant had redeemed all of its outstanding preferred shares. On December 18, 2009, each applicant transferred its assets to Cohen & Steers Quality Income Realty Fund, Inc., based on net asset value. Expenses of $232,022 and $255,944, respectively, incurred in connection with the reorganizations were paid by each applicant.

Filing Dates: The applications were filed on January 19, 2011 and amended on February 14, 2011.

Applicants' Address: 280 Park Ave., 10th Floor, New York, NY 10017.

Cohen & Steers Worldwide Realty Income Fund, Inc. [File No. 811-21595]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. By July 24, 2009, applicant had redeemed all of its outstanding preferred shares. On March 12, 2010, applicant transferred its assets to Cohen & Steers Quality Income Realty Fund, Inc., based on net asset value. Expenses of $211,241 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on January 19, 2011 and amended on February 14, 2011.

Applicant's Address: 280 Park Ave., 10th Floor, New York, NY 10017.

Cohen & Steers REIT and Utility Income Fund, Inc. [File No. 811-21437]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. By July 24, 2009, applicant had redeemed all of its outstanding preferred shares. On March 12, 2010, applicant transferred its assets to Cohen & Steers Infrastructure Fund, Inc., based on net asset value. Expenses of $475,015 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on January 19, 2011 and amended on February 14, 2011 and February 18, 2011.

Applicant's Address: 280 Park Ave., 10th Floor, New York, NY 10017.

PowerShares ACCE Global Listed Private Equity Fund [File No. 811-21709]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on February 3, 2011.

Applicant's Address: 301 West Roosevelt Rd., Wheaton, IL 60187.

DWS Enhanced Commodity Strategy Fund, Inc. [File No. 811-21600]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 23, 2010, applicant transferred its assets to DWS Enhanced Commodity Strategy Fund, a series of DWS Institutional Funds, based on net asset value. Expenses of $527,000 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on January 27, 2011.

Applicant's Address: 345 Park Ave., New York, NY 10154.

Defenders Multi-Strategy Hedge Fund, LLC [File No. 811-21247]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. On September 30, 2010, applicant transferred its assets,

based on net asset value, to a Delaware statutory trust formed pursuant to a trust agreement with

Ivy Asset Management LLC, applicant's investment adviser ("Liquidating Trust"). Each

shareholder of applicant received a pro rata beneficial interest in the Liquidating Trust based on

the percentage of applicant's units owned by such shareholder as of September 30, 2010. The

Liquidating Trust will liquidate its assets and periodically distribute the proceeds to the holders

of beneficial interest of the Trust. Expenses of $293,000 incurred in connection with the

liquidation were paid by Ivy Asset Management LLC.

Filing Dates: The application was filed on October 12, 2010, and amended on January 20, 2011

and February 7, 2011.

Applicant's Address: 144 Glenn Curtiss Blvd., 7th Floor, Uniondale, NY 11556.

Stock Car Stocks Mutual Fund, Inc. [File No. 811-8791]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On August 1, 2010, applicant made a liquidating distribution to its shareholders, based on net

asset value. Expenses of $49,148 incurred in connection with the liquidation were paid by

applicant.

Filing Dates: The application was filed on February 3, 2011, and amended on February 22,

2011.

Applicant's Address: 300 S. Orange Ave., Suite 1100, Orlando, FL 32801.

Jefferson National Life Annuity Account H [811-9693]
Jefferson National Life Annuity Account I [811-10213]
Jefferson National Life Annuity Account J [811-21498]
Jefferson National Life Annuity Account K [811-21500]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. The board of directors of the applicants' depositor, Jefferson National Life Insurance Company, approved the merger of each applicant into Jefferson National Life Annuity Account E on September 16, 2010. The mergers were effected on November 19, 2010.   The depositor bore all expenses relating to the mergers.

Filing Date: The applications were filed on December 9, 2010.

Applicants' Address: 9920 Corporate Campus Drive, Suite 1000, Louisville, Kentucky 40223.

Conseco Variable Insurance - Separate Account L [811-10271]
Jefferson National Life Advisor Variable Annuity Account [811-7615]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. The board of directors of the applicants' depositor, Jefferson National Life Insurance Company, approved the merger of each applicant into Jefferson National Life Annuity Account E on September 16, 2010. The mergers were effected on November 19, 2010.   The depositor bore all expenses relating to the mergers.

<u>Filing Dates</u>: The applications were filed on December 9, 2010, and amended on February 11, 2011.

<u>Applicants' Address</u>: 9920 Corporate Campus Drive, Suite 1000, Louisville, Kentucky 40223.

 For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Cathy H. Ahn
Deputy Secretary